SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal Year Ended December 31, 2000

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Transition Period from                    to

Commission File Number: 1-7959

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN
(Full title of the plan)

Starwood Hotels & Resorts Worldwide, Inc.

777 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

By:	/s/ RONALD C. BROWN

Ronald C. Brown
Starwood Hotels & Resorts Worldwide, Inc.
Savings and Retirement Plan Committee Member

Date: June 26, 2001

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:

      We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

      The schedule of prohibited transactions that should accompany the Plan’s financial statements, disclosing that certain contributions were not remitted to the Plan in a timely manner, has been omitted. Disclosure of this information, which is not considered material to the financial statements taken as a whole, is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Arthur Andersen LLP

Phoenix, Arizona

June 26, 2001

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2000 and 1999

	2000	1999

Assets:

Cash	$624,337	$—

Investments	306,863,806	447,219,667

Receivables:

Participant contributions	1,919,608	3,418,375

Employer contributions	1,832,053	1,271,030

Total receivables	3,751,661	4,689,405

Accrued investment income	108,436	127,358

Total assets	311,348,240	452,036,430

Liabilities:

Excess contributions payable	128,714	—

Net assets available for benefits	$311,219,526	$452,036,430

The accompanying notes are an integral part of these financial statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2000

2000

Additions to net assets attributed to:
Investment income —

Net appreciation in the fair value of investments	$5,948,856

Dividends and interest	10,326,537

Total investment income	16,275,393

Contributions —

Participants	31,765,567

Participant rollovers	1,723,174

Employer	16,951,836

Total contributions	50,440,577

Total additions	66,715,970

Deductions to net assets attributed to:

Benefits paid to participants	52,617,138

Investment and administrative expense	507,895

Total deductions	53,125,033

Net increase in net assets prior to transfers	13,590,937

Asset transfers, net	(154,407,841)

Net decrease in net assets	(140,816,904)

Net assets available for benefits, beginning of year	452,036,430

Net assets available for benefits, end of year	$311,219,526

The accompanying notes are an integral part of this financial statement.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

      Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997. Effective April 1, 1999, the Westin Hotel Company 401(k) Growth Opportunity Plan, the Investment Plan for Employees of Westin Hotel Company, the ITT 401(k) Retirement Savings Plan and the Starwood Hotels & Resorts StarSaver 401(k) Plan (the “Prior Plans”) were merged into the Plan, and the Plan and each such plan was amended and restated as the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.

General

      The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Section 401(k) of the Internal Revenue Code (“IRC”).

      As of December 31, 2000, the Plan’s assets are held in trust pursuant to a trust agreement with the Company and American Express Trust Company (“AMEX”), the Plan’s Trustee.

      Effective July 1, 2001, the Plan will change trustee and recordkeeper responsibilities from AMEX to State Street Bank and Trust Company, which will act as trustee, and CitiStreet LLC, which will act as recordkeeper.

Eligibility

      Prior to April 1, 2000, Company employees became eligible to participate in the Plan if they were at least 21 years of age and had at least 1,000 hours of service during their first 12 months of employment or any Plan year beginning after they started work. Effective April 1, 2000, on the first day of the month following 90 days of employment, Company employees become eligible to participate in the Plan and may elect to make pretax contributions. The Company does not begin to match contributions until the participant attains age 21 and is credited with at least 1,000 hours of service, as described above.

Contributions

      Plan participants may elect to make pretax contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service (“IRS”) limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers five collective trust funds, four mutual funds and Starwood common stock as investment options for participants. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contribution up to 2% of eligible compensation and 50% of the pretax contributions, between 2% and 4% of the participant’s eligible compensation.

Vesting

      Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become vested in the Company’s contributions and earnings thereon after three years of service.

Rollover Contributions or Distributions

      Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the sixtieth day following the

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

Participant Accounts

      Separate accounts are maintained with respect to Plan participants’ employee pretax contributions, employer matching contributions and rollover contributions. Each participant’s account is credited with the appropriate contributions and allocation of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings and losses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.

Participant Loans

      Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate plus 1% as of the date of the loan (10.50% at December 31, 2000). Loans outstanding at December 31, 2000 totaled $6,788,247.

Payment of Benefits

      Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than twenty years. Participants may also elect to defer distributions subject to certain conditions.

Forfeitures

      Forfeitures of the nonvested Company contributions are applied to reduce future Company contributions. During 2000, forfeited nonvested accounts reduced Company contributions by $1,307,157. Unallocated forfeited nonvested accounts totaled $2,545,725 and $433,725 at December 31, 2000 and 1999, respectively.

Administrative Expenses

      The Company pays substantially all of the administrative expenses with the exception of the investment management and loan processing fees. Investment management fees are paid by the Plan and loan processing fees are paid by the participant requesting the loan.

Amendment and Termination of the Plan

      Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets and net assets and the reported amounts of additions to and deductions from net assets. Actual results may differ from those estimates.

Concentration of Credit Risk

      The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risk, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investments

      Plan investments are presented at fair value, except the American Express Trust Stable Value Fund, which is presented at cost plus accrued income. The American Express Trust Stable Value Fund invests in insurance investment contracts, bank investment contracts and stable value contracts providing for fully-benefit-responsive participant payments. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized net appreciation and depreciation on those investments. The fair value of the Plan’s investments is determined by using quoted market prices from commercial quotation services as of the Plan year-end. Participant loans are valued at cost which approximate fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      The following investments represent 5% or more of the Plan’s net assets at December 31:

	2000	1999

American Express Trust Equity Index II	$43,595,414	$81,371,192

American Express Trust Horizon Medium-Term 50:50	32,072,063	34,270,967

American Express Trust Stable Value Fund	59,032,090	61,374,509

American Express Trust AXP New Dimensions Fund Y	56,028,253	134,781,940

Fidelity Diversified International	27,494,008	34,735,466

Starwood Common Stock	57,814,186	60,862,385

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2000

Collective Trust Funds	$(7,035,272)

Mutual Funds	(8,791,031)

Starwood Common Stock Fund	21,775,159

Net change in fair value	$5,948,856

Benefits Paid to Participants

      Benefits paid to participants are recorded in the period in which they are paid.

Note 3.  Tax Status

      The IRS issued a determination letter dated September 1, 1998, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000.

Note 4.  Non-Exempt Transactions

      For the year ended December 31, 2000, the Company’s failure to remit participant deferrals to the Plan in a timely manner constituted a lending of such monies to the Company. As such, these transactions represented non-exempt transactions between the Company and the Plan. The deemed loans, and earnings thereon, have been subsequently repaid to the Plan. The Department of Labor has initiated an audit of the Plan’s records and has indicated that this audit relates to late contributions to the Plan for the year ended December 31, 1999.

Note 5. Party-in-Interest Transactions

      Certain Plan investments are held in funds managed by AMEX and, therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan for Trustee and investment management services provided by AMEX amounted to $507,895 for the year ended December 31, 2000. In addition, certain Plan investments are Starwood common stock, qualifying these transactions as party-in-interest transactions.

Note 6.  Asset Transfers

      On December 30, 1999, the Company completed the sale of Caesars World, Inc. (“Caesars”). Subsequently in 2000, the account balances of Plan participants employed at Caesars properties were transferred out of the Plan. This transfer accounts for substantially all of the transfers out of the Plan during 2000.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Description of Investment
Identity of Issuer, Borrower,	(Including Maturity, Rate of Interest,
Lessor or Similar Party	Collateral, Par or Maturity Value)	Current Value

Cash Equivalents		$319,343

Collective Trust Funds:
American Express Trust*	Equity Index II	43,595,414
American Express Trust*	Horizon Long-Term 80:20	10,290,734
American Express Trust*	Horizon Medium-Term 50:50	32,072,063
American Express Trust*	Horizon Short-Term 25:75	1,562,797
American Express Trust*	Stable Value Fund	59,032,090

		146,553,098

Mutual Funds:
American Express Trust*	AXP Bond Fund Y	5,011,387
American Express Trust*	AXP New Dimensions Fund Y	56,028,253
Fidelity	Diversified International	27,494,008
Fidelity	Small Cap Selector	6,855,284

		95,388,932

Stock Fund:
Starwood*	Starwood Common Stock	57,814,186

Other:
Various*	Participant loans secured by vested benefits; maturity dates through 2010; interest rates 7.00% through 11.52%	6,788,247

		$306,863,806

*	Represents party-in-interest to the Plan.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Starwood Hotels & Resorts Worldwide, Inc.’s previously filed Registration Statements on Form S-8 (File Nos. 333-73461 and 333-75859).

Arthur Andersen LLP

Phoenix, Arizona

June 26, 2001